

Mail Stop 3561

April 18, 2018

Via E-mail
Ian Chan
Chief Executive Officer
Abpro Corporation
68 Cummings Park Drive
Woburn, MA 01801

> **Re: Abpro Corporation**
> **Registration Statement on Form S-1**
> **Filed April 11, 2018**
> **File No. 333-224241**

Dear Mr. Chan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that certain existing stockholders have indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that such stockholders may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by the existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

2.   We note your disclosure that any of the stockholders that have indicated an interest in buying shares in the offering may determine to purchase less or no shares in this offering. If material, please add a risk factor describing the risks related to the offering.

3.   Please identify the existing stockholders and the number of shares that these stockholders have indicated an interest in purchasing in the offering. For example, if these stockholders are reflected in the beneficial ownership table on page 157, please disclose under the Principal Stockholders section.

Capitalization, page 65

4.   Please tell us why you have not made a pro forma adjustment for the $2.1 million of bonuses that are payable upon completion of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development expense, page 74

5.   Please expand your disclosure to include the total costs incurred during each period presented for your key research and development projects.

Contractual Obligations, page 76

6.   We note that you are subject to minimum research funding commitments in the license agreement with Memorial Sloan Kettering Cancer Center. Please tell us why you did not include these future payments in the contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

7.   You state that you have entered into license and collaboration agreements with various third parties and that you have not included these future payments in the table of contractual obligations because the contracts are cancellable at any time by you, generally upon 30 to 90 days prior written notice. This disclosure appears inconsistent with your disclosure of each of your license and joint research and development agreements starting on page 109. For instance, it does not appear that you can unilaterally cancel your contract with MedImmune. Please advise.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 78

8.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Daniel I. Goldberg
        Cooley LLP